Exhibit 99.1

MARINE HARVEST (NYSE:MHG, OSE:MHG) - Q1 2015 TRADING UPDATE

Harvest volumes Q1 2015 (1)

Farming Norway	65 thousand tonnes
Farming Scotland	7 thousand tonnes
Farming Canada	10 thousand tonnes
Other	1 thousand tonnes
Total	83 thousand tonnes

In connection with the presentation of the Q4 2014 results, Marine Harvest guided a total harvest volume of 83 thousand tonnes (HOG) for Q1 2015 (excluding MH Chile).

Notes:
(1) The harvest volumes are provided in head on gutted (HOG) equivalents. The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 910 million in Q1 2015 (NOK 1,090 million in Q1 2014).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

Norway	NOK 12.6
Scotland	NOK 2.6
Canada	NOK 4.8

Reported net interest bearing debt (NIBD) was approximately NOK 7,600 million at the end of the quarter. The quarterly movement in NIBD was impacted by about NOK 2,500 million as a result of the successful outcome of the voluntary incentive payment offer to convert one of the outstanding convertible bonds.

As a result of the previously announced contemplated merger between Marine Harvest Chile and AquaChile, the business unit is reported separately as discontinued operations. The result from the business unit is hence not impacting operational EBIT. Marine Harvest Chile harvested a total of 16 thousand tonnes and the operations held for sale reported an operational EBIT of about NOK -50 million in the first quarter. Property, plant and equipment is not depreciated once classified as discontinued operations. Normal depreciation would have been about NOK 50 million in the quarter, which implies a normalised operational EBIT of NOK -100 million. The results in Chile were impacted by exceptional mortality in the amount of NOK 51 million.

The full Q1 2015 report will be released on 29 April at 0700 CET.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.